AMVESCAP PLC
IMMEDIATE RELEASE  17 MARCH 2004
CONTACT: ANGELA TULLY  TEL: 020 7065 3652


                                   SCHEDULE 10

                    NOTIFICATION OF MAJOR INTERESTS IN SHARES

1) Name of company                      AMVESCAP PLC

2) Name of shareholder having a major interest

   FMR Corp. and its direct and indirect subsidiaries and Fidelity International Limited (FIL) and its direct and indirect subsidiaries both being non-beneficial holders.

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18.

      NOTIFICATION IS IN RESPECT OF
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      (A) FMR Corp.
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      Parent holding company of Fidelity Management & Research Company (FMRCO), investment manager for US mutual funds, and Fidelity Management Trust Company (FMTC), a US state chartered bank which acts as a trustee or investment manager of various pension and trust accounts. (See Schedule A for listing of Registered
      Shareholders and their holdings.)
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      (B) Fidelity International Limited (FIL)
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      Parent holding company for various direct and indirect subsidiaries, including Fidelity Investment Services Ltd. (FISL), and Fidelity Pension Management (FPM), investment managers for various non-US investment companies and institutional clients. (See Schedule A for listing of Registered Shareholders and their holdings.)
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      The notifiable interests also comprise the notifiable interest of:

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      Mr. Edward C. Johnson 3d - Principal shareholder of FMR Corp. and
      Fidelity International Limited.
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4)    Name of the registered holder(s) and, if more           -
      than one holder, the number of shares held by each of them


5)    Number of shares/amount of stock acquired               -

6)    Percentage of issued class                              -%

7)    Number of shares/amount of stock disposed               2,712,000

8)    Percentage of issued class                              0.335%

9)    Class of security                                       ORDINARY SHARES

10)   Date of transaction                                     NOT DISCLOSED

11)   Date company informed                                   17 MARCH 2004

12)   Total holding following this notification               22,259,896

13)   Total percentage holding of issued class
      following this notification                             2.75%

14)   Any additional information

      These notifications of disclosable interests constitute separate notifications of interest in the shares and are combined solely for the purposes of clarity. Nothing herein should be taken to indicate that FMR Corp. and its direct and indirect subsidiaries, Fidelity International Limited and its direct and indirect subsidiaries or Mr. Edward C. Johnson 3d act as a group or in concert in respect of the disclosed interests, or that they are required to submit these notifications on a joint basis.

15)   Name of contact and telephone number for queries ANGELA TULLY
      TEL: 020 7065 3652

16) Name and signature of authorised company official responsible for making this notification

      ANGELA TULLY
      AMVESCAP PLC
      ASSISTANT COMPANY SECRETARY

      Date of Notification       17 MARCH 2004